92083-P1 07/26	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286855

CLARION PARTNERS REAL ESTATE INCOME FUND INC. SUPPLEMENT DATED JULY 31, 2026 TO

THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED APRIL 28, 2026

Effective July 31, 2026, the following changes are made to the Fund’s Prospectus (“Prospectus”) and Statement of Additional Information (“SAI”):

Portfolio Management Update

I.	Effective July 31, 2026, the section entitled “Management of the Fund – Investment Team” in the Prospectus is deleted in its entirety and replaced with the following:

Investment Team

Set forth below is information regarding the team of professionals at Clarion Partners and Western Asset primarily responsible for overseeing the day-to-day operations of the Fund.

Clarion Partners is responsible for the day-to-day portfolio management of the Fund (including Private CRE), subject to the supervision and direction of the Board and Franklin Templeton Fund Adviser, LLC (“FTFA”). Clarion Partners utilizes a team approach, with decisions derived from interaction among various investment management sector specialists. Under this team approach, management of the Fund’s portfolio will reflect a consensus of interdisciplinary views.

Western Asset has day-to-day responsibility for managing the portion of the Fund’s Publicly Traded Real Estate Securities investments that Clarion Partners allocates to Western Asset, subject to the supervision of the Board, FTFA and Clarion Partners.

Portfolio Managers

Name, Address and Title	Principal Occupation(s) During Past 5 Years
Clarion Partners Portfolio Managers

Richard Schaupp	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; Managing Director of Clarion Partners; has been employed more than 5 years with Clarion Partners.

Janis Mandarino	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; Senior Vice President of Clarion Partners; has been employed more than 5 years with Clarion Partners.
Brent Jenkins	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; Managing Director of Clarion Partners; joined Clarion Partners in 2023; prior to Clarion Partners, he was Senior Vice President, Portfolio Management with PIMCO from 2014 to 2023.
Western Asset Portfolio Managers

Michael C. Buchanan	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; Chief Investment Officer of Western Asset since 2024; employed by Western Asset as an investment professional for at least the past five years; Managing Director and head of U.S. Credit Products from 2003-2005 at Credit Suisse Asset Management.

Greg E. Handler	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; research analyst/portfolio manager at Western Asset since 2002.

Simon Miller	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; employed by Western Asset as an investment professional since 2021; prior to joining Western Asset, Mr. Miller was a Portfolio Manager for CMBS/CRE at Doubleline Capital; Assistant Vice President, CRE Credit and Asset Management at Torchlight Investors; and Associate Director, CRE Originations at GE Capital.

Name, Address and Title	Principal Occupation(s) During Past 5 Years

Liam Lynch	Responsible for the day-to-day management with other members of the Fund’s portfolio management team; Portfolio Manager at Western Asset since 2025; employed by Western Asset as an investment professional since 2015.

Additional information about the portfolio managers’ compensation, other accounts managed by them and other information is provided in the SAI.

Clarion Partners Investment Committee

Clarion Partners has two committees (Investment and Portfolio Allocation Investment) for Private CRE investments. Each committee is comprised of seasoned real estate professionals with an average of over 31 years of real estate investment experience. The Investment Committee will oversee the investment process, review and approve each potential Private CRE investment and disposition, and the Portfolio Allocation Investment Committee will determine allocations to Western Asset.

II.	Effective July 31, 2026, the following changes are made to the SAI.

a) In the section entitled “Portfolio Managers – Clarion Partners Portfolio Managers” in the SAI, the information relating to Brian Watkins is deleted in its entirety.

b) In the section entitled “Portfolio Managers – Securities Ownership of Portfolio Managers” in the SAI, the information relating to Brian Watkins is deleted in its entirety.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

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